Exhibit 4.4

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of the Common Stock, $0.01 par value (the “Common Stock”) and depositary shares of Cadiz Inc. (“our”, “we”, or the “Company”). The Common Stock and the depositary shares (the “Depositary Shares”) representing the 8.875% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following summary description is qualified in its entirety by reference to the provisions of  (i) the Company’s Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”), (ii) the Company’s By-laws, as currently in effect (the “By-laws”), and (iii) the certificates of designation of preferences, rights and limitations of the Series A Preferred Stock, as currently in effect, copies of which have been filed as exhibits to the Company’s Annual Report on Form 10-K, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

The Company is authorized to issue (i) 70,000,000 shares of common stock, par value $0.01 per shares and (ii) 100,000 shares of preferred stock, par value $0.01 per share.

Our Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.  Our Common Stock is listed on the Nasdsaq Global Market under the symbol “CDZI”.

Our Depositary Shares (each representing a 1/1000th fractional interest in shares of Series A Preferred Stock) are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.  Our Depositary Shares are listed on the Nasdsaq Global Market under the symbol “CDZIP”.

Common Stock

Dividend Rights. Subject to the rights of holders of any shares of preferred stock that may at the time be outstanding, record holders of our Common Stock are entitled to such dividends as the Board of Directors may declare.

Voting Rights.  Holders of our Common Stock are entitled to one vote for each share owned of record on all matters submitted to a vote of our stockholders and do not have preemptive rights or cumulative voting rights.

No Calls or Assessments. Holders of our Common Stock are not subject to further calls or assessments as a result of their holding shares of Common Stock.

Right to Receive Liquidation Distributions. If the Company is liquidated, the holders of shares of Common Stock are entitled to share ratably in the distribution remaining after payment of debts and expenses and of the amounts to be paid on liquidation to the holders of shares of preferred stock (if any).

The 8.875% Series A Cumulative Perpetual Preferred Stock and the Depositary Shares.

We have designated 7,500 shares of our Preferred Stock as Series A Preferred Stock. The Series A Preferred Stock represented by the Depositary Shares will rank,as to dividend rights and rights upon liquidation, dissolution or winding up:

(1)

senior to all classes or series of our common stock and to each other class or series of capital stock issued by us other than any class or series of capital stock issued with terms specifically providing that such securities rank senior to or on a parity with the Series A Preferred Stock; provided, however, that the Series A Preferred Stock shall rank junior to the Series 1 Preferred Stock, par value $0.01 per share (the “Series 1 Preferred Stock”) with respect to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up;

(2)

on a parity with each class or series of capital stock issued by us with terms specifically providing that such securities rank on a parity with the Series A Preferred Stock with respect to the declaration and payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up;

(3)

junior to each class or series of capital stock issued by us with terms specifically providing that such securities rank senior to the Series A Preferred Stock with respect to the declaration and payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, none of which exists on the original effective date of the certificate of designation for the Series A Preferred Stock except the Series 1 Preferred Stock, which ranks junior to the Series A Preferred Stock with respect to the payment of dividends and senior to the Series A Preferred Stock with respect to the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up; and

(4)

effectively junior to all our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing or future subsidiaries.

Dividends. We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by the Board of Directors, at the rate of 8.875% of the $25,000.00 liquidation preference per share (equivalent to $25.00 per depositary share) per year (equivalent to $2,218.75 per share per year or $2.21875 per depositary share per year).

Dividends will be payable quarterly in arrears, on or about the 15th day of January, April, July and October, beginning on or about October 15, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the immediately preceding or next succeeding business day, and if paid on the next succeeding business day, no interest, additional dividends or other sums will accumulate on the amounts so payable for the period from and after that dividend payment date to the next succeeding business day. Dividends will accumulate and be cumulative from, and including, the date of original issuance. Dividends on the Series A Preferred Stock underlying the depositary shares will continue to accumulate whether or not (i) any of our agreements prohibit the current payment of dividends, (ii) we have earnings or funds legally available to pay the dividends, or (iii) our Board of Directors does not declare the payment of the dividends.

Liquidation Preference. The liquidation preference of each share of Series A Preferred Stock is $25,000.00 per share (equivalent to $25.00 per depositary share). Upon liquidation, the holders of the Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares. For the avoidance of doubt the Series 1 Preferred Stock shall be senior in liquidation preference to the Series A Preferred Stock.

Optional Redemption. We may not redeem the Series A Preferred Stock represented by the depositary shares prior to July 2, 2026, the fifth anniversary of July 2, 2021, except as described below under “Special Optional Redemption.” At any time on or after July 2, 2026, we may, at our option, redeem the Series A Preferred Stock, in whole or from time to time in part, by paying $25,000.00 per share (equivalent to $25.00 per depositary share), plus any accumulated and unpaid dividends to, but not including, the date of redemption. This feature is referred to as an “optional redemption.”

On or after the date fixed for redemption of shares of Series A Preferred Stock, each holder of depositary shares representing interests in the Series A Preferred Stock to be redeemed must present and surrender the depositary receipts evidencing the depositary shares to the depositary at the place designated in the notice of redemption. The redemption price payable to such holder of depositary shares will then be paid to or on the order of the person whose name appears on such depositary receipts as the owner thereof.

Special Optional Redemption Upon a Change of Control or Delisting Event.  Upon the occurrence of a Delisting Event (as defined below), we may, at our option, redeem the Series A Preferred Stock represented by the depositary shares, in whole or in part, within 90 days after the first date on which such Delisting Event occurred, for cash, at a redemption price of $25,000.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption, and the depositary will redeem a proportional number of depositary shares representing the shares redeemed.

A “Delisting Event” occurs when, after the original issuance of Series A Preferred Stock, both (i) the shares of Series A Preferred Stock (or the depositary shares) are no longer listed on the New York Stock Exchange (the “NYSE”), the NYSE American LLC (“NYSE AMER”) or the Nasdaq Stock Market LLC (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE AMER or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but any shares of the Series A Preferred Stock are still outstanding.

Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Stock represented by the depositary shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25,000.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption, and the depositary will redeem a proportional number of depositary shares representing the shares redeemed.

A “Change of Control” occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

●

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of any class or series of capital stock of the company entitling that person to exercise more than 50% of the total voting power of all shares of the company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

●

following the closing of any transaction referred to in the bullet point above, neither we nor any acquiring or surviving entity (or if, in connection with such transaction shares of common stock are converted into or exchanged for (in whole or in part) common equity securities of another entity), has a class of common securities (or depositary receipts representing such securities) listed on the NYSE, the NYSE AMER or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE AMER or NASDAQ

We refer to a redemption following a Delisting Event or Change of Control as a “special optional redemption.” If, prior to the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable, we have provided or provides notice of exercise of any of our redemption rights relating to the Series A Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of depositary shares representing interests in the Series A Preferred Stock will not have the conversion right described below.

Conversion Rights.  Upon the occurrence of a Delisting Event or a Change of Control, as applicable, each holder of depositary shares representing interests in the Series A Preferred Stock will have the right (unless, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we have provided or provide notice of our election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock represented by the depositary shares held by such holder on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, into a number of shares of common stock (or equivalent value of alternative consideration) per depositary share equal to the lesser of:

●

the quotient obtained by dividing (1) the sum of the $25.00 per depositary share liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (2) the Common Stock Price (as defined in herein); and

●	3.74813 (i.e., the Share Cap), subject to certain adjustments;

and subject, in each case, to the certain conditions, including, under specified circumstances, an aggregate cap on the total number of shares of common stock issuable upon conversion and to provisions for the receipt of alternative consideration.

If, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right or our optional redemption right, holders of depositary shares representing interests in the Series A Preferred Stock will not have any right to convert the underlying Series A Preferred Stock, and any Series A Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable.

Except as provided above in connection with a Delisting Event or Change of Control, shares of the Series A Preferred Stock are not convertible into or exchangeable for any other securities or property. Because each depositary share represents a 1/1000th interest in a share of the Series A Preferred Stock, the number of shares of common stock ultimately received for each depositary share will be equal to the number of shares of common stock received upon conversion of each share of Series A Preferred Stock divided by 1,000. In the event that the conversion would result in the issuance of fractional shares of common stock, we will pay the holder of depositary shares cash in lieu of such fractional shares.

For purposes of this description of the Series A Preferred Stock and the underlying Depositary Shares, “Change of Control Conversion Date” means a business day fixed by our board of directors that is not fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of the Depositary Shares representing interests in the Series A Preferred Stock.

For purposes of this description of the Series A Preferred Stock and the underlying Depositary Shares, “Common Stock Price” for any Change of Control will be: : (1) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of common stock; and (2) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing prices for our common stock on the principal U.S. securities exchange on which our common stock is then traded (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if our common stock is not then listed for trading on a U.S. securities exchange.  The “Common Stock Price” for any Delisting Event will be the average of the closing price per share of our Common Stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

For purposes of this description of the Series A Preferred Stock and the underlying Depositary Shares, “Delisting Event Conversion Date” means a business day fixed by our board of directors that is not fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of the Depositary Shares representing interests in the Series A Preferred Stock.

Voting Rights. Holders of Depositary Shares representing interests in the Series A Preferred Stock generally will have no voting rights. However, if we do not pay dividends on any outstanding shares of Series A Preferred Stock for six or more quarterly dividend periods (whether or not declared or consecutive), holders of the Series A Preferred Stock (voting separately as a class with all other outstanding series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional directors to the Board of Directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class.

Depositary. Continental Stock Transfer & Trust Company, located at 1 State Street 30th Floor, New York, New York.

Certain Other Provisions of our Certificate and Bylaws

Neither our Certificate nor our Bylaws permit stockholder action by written consent in lieu of a meeting of stockholders.  In addition, our Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders, and specify certain requirements regarding the form and content of a stockholder’s notice.  The foregoing could have the effect of delaying or preventing unsolicited takeovers and changes in control or changes in our management.

Anti-Takeover Effects of Delaware Law

We are subject to the "business combination" provisions of Section 203 of the DGCL.  In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date the interested stockholder obtained such status, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to an interested stockholder.  In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock.  The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price.